June 15, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance,
Office of Technology
100 F Street N.E.
Washington, D.C. 20549

Re:	Tego Cyber, Inc.
Registration Statement on Form S-1
File No. 333-257066

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Tego Cyber, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Thursday, June 17, 2021, or as soon thereafter as possible.

* * * *

Sincerely,

Tego Cyber, Inc.

/s/ Shannon Wilkinson
Shannon Wilkinson
Chief Executive Officer and Chief Financial Officer

cc: Joseph Kempf, Securities and Exchange Commission
Robert Littlepage, Securities and Exchange Commission
Kathleen Krebs, Securities and Exchange Commission
Jan Woo, Securities and Exchange Commission
Jessica M. Lockett, Esq.

8565 S. Eastern Avenue, Suite 150 Las Vegas, NV 89123 | tegocyber.com | +1 855 939-0100